UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today announced that its corporate partner Boston Scientific Corporation (“BSC”) has announced today that it has completed enrollment in the transitional phase of the world’s largest drug-eluting stent registry.  The OLYMPIA registry plans to enroll more than 30,000 patients at more than 600 centers in the United States, Europe and other international locations.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: June 20, 2005

      By:/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE

PRESS RELEASE

Monday, June 20, 2005

ANGIOTECH PARTNER COMPLETES FIRST ENROLLMENT PHASE IN NEXT-GENERATION TAXUS® LIBERTÉ™ CORONARY STENT SYSTEM REGISTRY

Study of first next-generation drug-eluting stent system on track to become world’s largest drug-eluting stent registry

VANCOUVER, BC, June 20, 2005 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) corporate partner Boston Scientific Corporation (“BSC”) today announced that it has completed enrollment in the transitional phase of the world’s largest drug-eluting stent registry.  The OLYMPIA registry plans to enroll more than 30,000 patients at more than 600 centers in the United States, Europe and other international locations.  The registry is designed to collect and analyze “real-world” clinical outcomes data for BSC’s next-generation TAXUS® Liberté™ paclitaxel-eluting stent system in the treatment of patients with coronary artery disease in markets where the product is commercially available.

The TAXUS Liberté coronary stent system will be the next generation to BSC’s market-leading paclitaxel-eluting coronary stent system, TAXUS® Express2™.  The Liberté stent features the Veriflex™ stent design, a highly flexible cell geometry with thin struts and uniform cell distribution.  This new platform has been designed to offer improved deliverability and conformability in challenging anatomy.  It also features the enhanced TrakTip™ catheter tip, mounted on the Maverick2™ delivery catheter, designed to provide better lesion crossability.  In addition, TrakTip has a low lesion-entry profile, also intended to further improve crossability.

The registry will enroll patients in five phases, corresponding to the commercial introduction of the TAXUS Liberté system in different regions of the world.  The first, or transitional, phase involved the enrollment of 500 patients from a limited number of international markets in which BSC launched the TAXUS Liberté system in January 2005.  This initial phase, for which enrollment was just completed, will be followed by enrollment of approximately 30,000 patients from a broader number of international markets and European markets beginning this summer.  The final U.S. phases are expected to start enrollment in 2006.

“We are very pleased that the OLYMPIA registry has reached this important enrollment milestone and is on track to become the world’s largest drug-eluting stent registry,” said Paul LaViolette, Chief Operating Officer of BSC.  “OLYMPIA will provide valuable data about the real-world performance of our TAXUS Liberté coronary stent system, the first next-generation drug-eluting stent system.”

BSC received the CE Mark for the bare-metal Liberté stent system in December 2003 and plans to launch the TAXUS (drug-eluting) Liberté system in Europe this year.  In April 2004, BSC received U.S. Food and Drug Administration (FDA) approval for its Liberté™ bare-metal coronary stent system.  BSC has completed enrollment in its ATLAS clinical trial, a pivotal study designed to support FDA approval of the TAXUS Liberté stent system, and anticipates FDA approval next year.

The OLYMPIA registry was formerly known as the OLYMPIC registry.s

BSC acquired worldwide exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and has co-exclusive rights to other vascular and non-vascular products.

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and dramatically improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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CONTACTS:

Todd Young, Vice President, Investor Relations and Communications

Angiotech Pharmaceuticals (604) 221-7676 ext 6933

Rui Avelar, Senior Vice President, Medical Affairs and Communications

Angiotech Pharmaceuticals, Inc (604) 221-7676 ext 6996